Exhibit 46

October 28, 2026

The Wendy’s Company
1 Dave Thomas Blvd.
Dublin, OH 43017

Subject: Non-Binding Proposal to Acquire The Wendy’s Company (NASDAQ: WEN)

Dear Members of the Board of Directors:

Investment funds managed by Trian Fund Management, L.P. and certain related parties (collectively, the “Trian Group”) beneficially own approximately 16.3% of the outstanding common stock (the “Shares”) of The Wendy’s Company (the “Company” or “Wendy’s”). Together with Flynn Group LP (“Flynn”) and BlueFive Capital and Sixth Street Partners, we are pleased to submit this non-binding proposal pursuant to which a newly formed entity on our behalf would acquire all Shares not currently owned by us for a purchase price of $7.35 per share in cash (the “Proposed Transaction”).1 Our price represents an approximate 20% premium to the closing price of the Shares on October 27, 2026.

Wendy’s sits at a critical juncture. The external environment has become increasingly challenging given the significant pressures on the US consumer, economic uncertainty, persistent commodity inflation and intensifying competition, particularly within the QSR burger category. The business requires significant capital investment to de-lever and execute the strategic initiatives needed to turn system performance around.

Accordingly, we believe this is the right time for Wendy’s shareholders to realize certain value at an attractive premium. The alternative, in our view, is continued exposure to market volatility while the Company works to manage its balance sheet against approaching debt maturities and the significant capital investment needed for the brand, all under the short-term pressure of public markets. We believe private ownership is the better path and provides the patient, long-duration capital needed to restore the business and the franchise system to a position of strength.

In addition to offering shareholders certain, premium value, free from the risks associated with a complex multi-year transformation in a challenging environment, a private company structure will deliver the best outcome for the broader stakeholder base. Wendy’s customers will benefit from sustained reinvestment in the overall guest experience; franchisees and team members from stability and consistent capital support; and the brand itself from dedicated stewards who can help unlock its full potential. We look forward to working constructively with the Board and management team to write the next chapter of the Wendy’s story.

1 Assumes 194.0 million common shares outstanding on a fully-diluted basis, using the treasury stock method, consisting of approximately: (i) 190.7 million common shares; (ii) 12.0 million outstanding stock options with a weighted average exercise price of $15.57 per share; and (iii) 3.3 million restricted stock units, inclusive of RSUs, RSAs, and PSUs, as disclosed in the Company’s most recent public filings.

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Financing

The Proposed Transaction would provide all-cash consideration to Wendy’s shareholders, funded by the Trian Group, together with Flynn and BlueFive Capital, Sixth Street Partners and others. As is customary, we would deliver at signing of definitive transaction agreements executed equity commitment letters for the cash consideration to be delivered to Wendy’s shareholders. In addition, the Trian Group intends to roll over Shares it beneficially owns. Importantly, our proposal would not require any new debt or be subject to a financing condition, and we anticipate the Company’s existing securitization financing would remain in place following closing.

Structure

We anticipate that the Proposed Transaction would be structured as a merger under Delaware law requiring approval by a majority of the outstanding Shares, and that the Trian Group would agree to vote its Shares in favor of the Proposed Transaction at a duly held shareholder meeting.

Due Diligence, Timeline, and Advisors

Consistent with the Company’s public statements that the Board will carefully evaluate any proposal submitted by Trian in accordance with its fiduciary duties, we expect that the Board’s special committee of independent, disinterested directors (the “Special Committee”) will consider the Proposed Transaction and make a recommendation to the Board. We, together with our advisors and financing sources, are prepared to move expeditiously to complete confirmatory due diligence and are highly confident we can negotiate definitive agreements over the coming weeks.

J.P. Morgan is serving as our lead financial advisor, BofA Securities is serving as our co-lead financial advisor and Debevoise & Plimpton LLP is serving as our legal advisor. They are ready to engage with the Special Committee and its advisors.

Our proposal assumes that any change-of-control payments, professional fees and other transaction costs incurred by the Company in connection with the Proposed Transaction are in line with market practice for a transaction of this nature and size, and that none of the Company’s material contractual arrangements will be terminated or modified as a result of the Proposed Transaction.

In accordance with its reporting obligations, Trian intends to promptly file an amendment to its Schedule 13D with the U.S. Securities and Exchange Commission, which will include a copy of this letter as an exhibit.

This letter is an expression of interest only, and we reserve the right to withdraw or modify the structure, terms, conditions or other aspects of the Proposed Transaction at any time, with or without prior notice. No legal obligation with respect to the Proposed Transaction or any other transaction shall arise unless and until we, the investor group and the Company enter into mutually acceptable definitive agreements.

Our proposal reflects deep conviction in Wendy’s and enthusiasm for what lies ahead as a private company. We believe the Proposed Transaction is in the best interests of Wendy’s shareholders, as well as its customers, franchisees, team members and other key stakeholders. We look forward to working with the Special Committee and the Wendy’s management team, and to discussing how our ownership can improve the guest experience, strengthen franchisee health, provide stability for the team and help unlock the brand’s full potential.

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Sincerely,

/s/Nelson Peltz	/s/Greg Flynn
Nelson Peltz	Greg Flynn
Chief Executive Officer & Founding Partner	Chairman & Chief Executive Officer
Trian Fund Management, L.P.	Flynn Group LP

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Background on Trian and Flynn

Trian is a leading investment firm with decades of experience working with some of the largest companies in the world to implement strategic and operational value creation initiatives. The firm brings an entrepreneurial spirit, deep operational expertise, and an ownership mentality across its public and private investments. Trian has considerable experience in the consumer sector, with its partners having served on the boards of leading companies such as Unilever, Procter & Gamble, Mondelēz, Sysco and Heinz. It seeks to create long-term, sustainable value and help high-quality companies reach their full potential by prioritizing growth, supported by strategic focus, increased investments, operational efficiency and disciplined capital allocation. Earlier this year, Trian and its co-investors acquired Janus Henderson for approximately $8 billion with a goal of accelerating that company’s transformation in the private markets.

Flynn is one of the largest restaurant operators globally, with over 3,000 units across a portfolio of leading brands including Applebee’s, Arby’s, Panera, Planet Fitness, Pizza Hut, Seven Brew, Taco Bell and Wendy’s. Flynn brings more than 25 years of experience operating and scaling multi-unit businesses and employs approximately 78,000 team members across the United States, Australia and New Zealand. With more than 340 Wendy’s restaurants, Flynn is one of the largest Wendy’s franchisees in the U.S. and is also the Wendy’s master franchisee in Australia and New Zealand, where the team has modernized the Wendy’s brand, menu, and guest experience. Flynn’s success operating Wendy’s franchises across both domestic and international markets demonstrates a deep understanding of the brand and its operations, which complements Trian’s decades of experience investing in the restaurant sector.

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